UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)

TERRA INDUSTRIES INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

457729101

(CUSIP Number)

N. Jordan

Secretary

Anglo American plc

20 Carlton House Terrace

London SW1Y 5AN, United Kingdom

011-44-207-698-8888

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457729101	SCHEDULE 13D	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ANGLO AMERICAN plc

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER By subsidiary: 37,560,725 Common Shares 8. SHARED VOTING POWER 9. SOLE DISPOSITIVE POWER By subsidiary: 37,560,725 Common Shares 10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,560,725 Common Shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 457729101	SCHEDULE 13D	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TAURUS INVESTMENTS S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 37,560,725 Common Shares 8. SHARED VOTING POWER 9. SOLE DISPOSITIVE POWER 37,560,725 Common Shares 10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,560,725 Common Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 457729101	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.    Security and Issuer.

This Amendment No. 19 to the Schedule 13D, dated August 3, 1983, of Minerals and Resources Corporation (as amended by Amendments Nos. 1 through 18, the “Schedule 13D”), is filed to reflect information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Act”), relating to common shares, no par value (the “Common Shares”), of Terra Industries Inc. (“Terra”), a Maryland corporation, with its principal executive offices located at Terra Centre, 600 4th Street, Sioux City, Iowa 51101.

Item 2.    Identity and Background.

Item 2 is hereby amended by replacing the first paragraph with the following:

“This statement is being filed on behalf of Anglo American plc, a company incorporated under the laws of United Kingdom (“Anglo American”) and Taurus Investments S.A., a company organized under the laws of Luxembourg (“Taurus”), with respect to the Common Shares of Terra which are beneficially owned by Anglo American and Taurus. Taurus and Taurus International S.A., a company organized under the laws of Luxembourg (“Taurus International”), are subsidiaries of Anglo American. Anglo American’s principal office address is 20 Carlton House Terrace, London SWIY 5AN, United Kingdom. Taurus International’s and Taurus’ principal office address is 9 rue Sainte Zithe, L-2763, Luxembourg.”

Item 2 is hereby further amended by replacing the last three paragraphs with the following:

“The names of the directors and executive officers of Anglo American and Taurus are set forth in Annex A.

The citizenship, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of each of Anglo American and Taurus are set forth in Annex A.

During the last five years, neither Anglo American or Taurus, nor, to the best knowledge of Anglo American or Taurus, any of the directors or executive officers of Anglo American or Taurus, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.”

Item 2 of the Schedule 13D is further amended by deleting Annex A in its entirety and substituting in its place Annex A to this Amendment No. 19.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.    Purpose of Transaction.

Not applicable.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

“(a) Except as referred to in Item 2 hereof and as set forth below, neither Anglo American or Taurus, nor, to the best knowledge of Anglo American or Taurus, any of the executive officers or directors of Anglo American or Taurus, owns beneficially, or has any right to acquire, directly or indirectly, any of the Common Shares of Terra.

As of the date hereof, Anglo American and Taurus are deemed to beneficially own 37,560,725 Common Shares of Terra, or 48.5 % of the total number of outstanding Common Shares of Terra, as reported to Anglo American and Taurus by Terra.

(b) Taurus has sole voting and dispositive power with respect to 37,560,725 Common Shares of Terra, or 48.5 % of the outstanding Common Shares of Terra. Anglo American, through its subsidiary Taurus, has sole voting and dispositive power with respect to 37,560,725 Common Shares of Terra, or 48.5 % of the outstanding Common Shares of Terra.

CUSIP No. 457729101	SCHEDULE 13D	Page 5 of 9 Pages

(c) Neither Anglo American or Taurus, nor, to the best knowledge of Anglo American or Taurus, the executive officers or directors of Anglo American or Taurus, has effected, during the 60 days preceding the date hereof, any transaction in the Common Shares of Terra.

(d) Not applicable.

(e) Not applicable.”

Item 6.    Contract, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following sentence:

“The content of the letter, dated November 26, 2003, between CAL FP and Taurus International, which is attached as an exhibit to this Schedule 13D, is incorporated by reference herein.”

Item 7.    Material to be filed as Exhibits.

The following is hereby added as an exhibit:

Letter, dated November 26, 2003, between Credit Agricole Lazard Financial Products Bank and Taurus International S.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 8, 2003

ANGLO AMERICAN plc

By:	/S/ N. JORDAN
Name: N. Jordan
Title: Secretary

TAURUS INVESTMENTS S.A.

By:	/S/ D.A.L. BENNETT
Name: D.A.L. Bennett
Title: Secretary

CUSIP No. 457729101	SCHEDULE 13D	Page 6 of 9 Pages

ANNEX A

I. The following list sets forth certain information concerning each of the Directors and Executive Officers of Anglo American.

Name:	Sir Mark Moody-Stuart (Chairman)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chairman of Anglo American

Name:	Mr A.J. Trahar (Chief Executive)
Citizenship:	South African
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chief Executive, Anglo American

Name:	Mr D.J. Challen (Non-Executive Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Company Director

Name:	Mr B.E. Davison (Executive Director)
Citizenship:	South African
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Executive Director, Anglo American

Name:	Dr. C.E. Fay (Non-Executive Director)
Citizenship:	British
Business Address:	Merrifield, Links Road, Bramley, Guildford, GU5 OAL, United Kingdom
Principal Occupation:	Director of Companies

Name:	Mr R.M. Godsell (Non-Executive Director)
Citizenship:	South African
Business Address:	11 Diagonal Street, Johannesburg 2001, Republic of South Africa
Principal Occupation:	Executive Director and Chief Executive, AngloGold Limited

Name:	Mr D.A. Hathorn (Member of Executive Committee)
Citizenship:	South African
Business Address:	44 Main Street, Johannesburg, South Africa
Principal Occupation:	Chief Executive, Mondi (Europe)

Name:	Mr R.J. King (Member of Executive Committee)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Executive Vice President, Group Human Resources and Business Strategy,
Anglo American

Name:	Mr A.W. Lea (Finance Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Finance Director, Anglo American

Name:	Mr G. Lindahl (Non-Executive Director)
Citizenship:	Swedish
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Company Director

CUSIP No. 457729101	SCHEDULE 13D	Page 7 of 9 Pages

Name:	Mr R.J. Margetts CBE (Senior Independent Non-Executive Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chairman, Legal and General Group plc

Name:	Mr W.A. Nairn (Executive Director)
Citizenship:	South African
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Technical Director, Anglo American

Name:	Mr N.F. Oppenheimer (Non-Executive Director)
Citizenship:	South African
Business Address:	De Beers House, Corner Diamond Drive and Crownwood
Road, Theta, Johannesburg, 2013, Republic of South Africa
Principal Occupation:	Director and Chairman, De Beers S.A.

Name:	Mr F.T.M. Phaswana (Non-Executive Director)
Citizenship:	South African
Business Address:	BP Town Square
61 St George's Mall
Cape Town 8001
South Africa
Principal Occupation:	Regional President, BP Africa

Name:	Sir David Scholey (Non-Executive Director)
Citizenship:	British
Business Address:	1 Finsbury Avenue, London EC2M 2PP, United Kingdom
Principal Occupation:	Director of Companies

Name:	Mr S.R. Thompson (Member of Executive Committee)
Citizenship:	British
Business Address:	44 Main Street, Johannesburg, South Africa
Principal Occupation:	Chief Executive, Anglo American Base Metals Division

Name:	Professor K.A.L.M. Van Miert (Non-Executive Director)
Citizenship:	Belgian
Business Address:	Puttestraat 10
B-1650 Beersel
Belgium
Principal Occupation:	Director of Companies

CUSIP No. 457729101	SCHEDULE 13D	Page 8 of 9 Pages

II.    The following list sets forth certain information concerning each of the Directors and Executive Officers of Taurus.

Name:	Mrs G.F. Adams (Director)
Citizenship:	British
Business Address:	48 rue de Bragance, Luxembourg
Principal Occupation:	Manager, Human Resources and Administration, Anglo American Luxembourg

Name:	Mr D.A.L. Bennett (Director)
Citizenship:	British
Business Address:	48 rue de Bragance, Luxembourg
Principal Occupation:	Company Secretary, Anglo American Luxembourg

Name:	Mr T.A.M. Bosman (Director)
Citizenship:	Dutch
Business Address:	48 rue de Bragance, Luxembourg
Principal Occupation:	Group Tax & Finance Manager, Anglo American Luxembourg

Name:	Mr N. Jordan (Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Company Secretary, Anglo American

CUSIP No. 457729101	SCHEDULE 13D	Page 8 of 9 Pages

EXHIBIT

[CREDIT AGRICOLE LAZARD FINANCIAL PRODUCTS BANK LETTERHEAD]

26 November, 2003

Taurus International S.A.

9 rue Sainte Zithe

L-2763

Luxembourg

Dear Sirs,

Reference is made to the Master Agreement, the Schedule and the Confirmation, each dated as of March 13, 2000 (together, the “Call Option Agreement”), between Credit Agricole Lazard Financial Products Bank (“CAL FP”) and Taurus International S.A. (“Taurus”), in relation to the Common Shares, without par value, of Terra Industries Inc., a corporation incorporated in the State of Maryland, United States of America. Terms not otherwise defined herein have the meaning assigned in the Call Option Agreement.

CAL FP hereby waives (i) the Liquidity Event condition to exercise by Taurus set forth in Section B.II. of the Confirmation and (ii) the limitation set forth in Section B.I. of the Confirmation, contained within the definition of Tranche Exercise Date, stating that, in the case of an exercise which is to give rise to a Market Tranche Commencement Date, the Tranche Exercise Date may not occur until after the 10th Exchange Business Day next following the previous Market Tranche Notification Date. Accordingly, with immediate effect, there is no minimum average daily trading volume applicable as a precondition to the exercise of the option, and the determination of a Tranche Exercise Date giving rise to a Market Tranche Commencement Date may occur on a day immediately following the most recent Market Tranche Notification Date.

This waiver is governed by and construed in accordance with English law.

Yours faithfully,

CREDIT AGRICOLE LAZARD FINANCIAL PRODUCTS BANK

By:	/S/ PETER JAMES	By:	/S/ MIKE BROWN
Name:	Peter James	Name:	Mike Brown
Title:	Chief Executive Officer	Title:	Compliance Officer